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                                           November 15, 1999


Steven C. Duvall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                  RE:    CORT BUSINESS SERVICES CORPORATION
                         REGISTRATION STATEMENT ON FORM S-4
                         FILED ON MAY 14, 1999
                         COMMISSION FILE NOS. 333-78435 AND 1-14146
                         (THE "S-4 REGISTRATION STATEMENT")

                         SCHEDULE 13E-3
                         COMMISSION FILE NO. 5-44557
                         (THE "SCHEDULE 13E-3") AND COLLECTIVELY WITH THE S-4 REGISTRATION STATEMENT, THE ("REGISTRATION STATEMENT")

Dear Mr. Duvall:

                  CORT Business Services Corporation hereby applies to withdraw its Registration Statement. The Registration Statement was declared effective on July 27, 1999 and Post-Effective Amendment No. 1 to Form S-4 was filed on August 27, 1999.

                  The reasons for this request for withdrawal of the Registration Statement are insufficient support from the Company's public shareholders and the weakness of the high-yield debt market. No stock has been sold pursuant to the Registration Statement.


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                  If you should have any questions, please contact Geraldine A.
Sinatra at (215) 994-2824. Thank you for your assistance.


                                        CORT BUSINESS SERVICES CORPORATION

                                        By: /s/ Frances Ann Ziemniak
                                            ------------------------------------
                                            Name: Frances Ann Ziemniak
                                            Title: Executive Vice President



cc:      Mark Webb
         Michael H. Hurwitz
         Michael Howard
         James Rosenberg